

November 2, 2011

Mr. John Steel
Chief Executive Officer
One E-Commerce Corporation
1370 Avenue of the Americas
New York, NY 10019

      Re: One E-Commerce Corporation
             Current Report on Form 8-K
             Filed September 23, 2011
             File No. 001-34048

Dear Mr. Steel:

We have reviewed your response letter dated October 28, 2011 and have the following comments.

Current Report on Form 8-K filed September 23, 2011

General

1.   We refer to prior comment 1 of our letter dated October 20, 2011. We are unable to concur with your position that the company did not complete the acquisition of a significant amount of assets otherwise than in the ordinary course of business for purposes of Item 2.01 of Form 8-K. In this regard, we note that, as discussed in the Forms 8-K filed October 6, 2011 and September 23, 2011, as well as the Schedule 13D filed October 7, 2011, the company engaged in a "reverse merger transaction" pursuant to which, among other things, Islet Sciences purchased approximately 54.06% of the shares of the company and has caused the company to enter into a share exchange agreement pursuant to which the company acquired all of the outstanding equity interests of Islet Sciences. Further, we note your statement that "[a]s a result of the Reverse Merger Transaction, the Company will control the Purchaser." Please amend your Form 8-K to provide the financial statements of Islet Sciences in answer to Item 2.01 and 9.01 of Form 8-K.

2.   We also note that the company's parent, Islet Sciences, recently completed a private placement of its securities. In your response letter, please tell us the terms of the offering and provide us with any offering memoranda used in connection therewith.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney